UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: November 14, 2024

Financial Results

for the six months

ended September 30, 2024

 - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes:	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“the Company”)

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; incurrence of significant credit-related costs; and declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

1. Income analysis

Consolidated				(Millions of yen)
		Six months ended Sep. 30, 2024		Six months ended Sep. 30, 2023
			Change

Consolidated gross profit	1	2,045,257	227,932	1,817,325

Net interest income	2	1,126,397	238,645	887,752

Trust fees	3	4,499	715	3,784

Net fees and commissions	4	754,617	69,653	684,964

Net trading income	5	304,647	369,758	(65,111)

Net other operating income	6	(144,904)	(450,838)	305,934

General and administrative expenses	7	(1,172,747)	(90,549)	(1,082,198)

Equity in gains (losses) of affiliates	8	45,724	9,939	35,785

Consolidated net business profit	9	918,234	147,322	770,912

Total credit cost	10	(83,905)	16,430	(100,335)

Credit costs	11	(104,115)	4,289	(108,404)

Write-off of loans	12	(87,845)	(3,472)	(84,373)

Provision for reserve for possible loan losses	13	-	10,332	(10,332)

Others	14	(16,270)	(2,573)	(13,697)

Gains on reversal of reserve for possible loan losses	15	11,396	11,396	-

Recoveries of written-off claims	16	8,814	745	8,069

Gains (losses) on stocks	17	294,223	247,409	46,814

Other income (expenses)	18	(98,080)	(89,922)	(8,158)

Ordinary profit	19	1,030,472	321,240	709,232

Extraordinary gains (losses)	20	(3,072)	(226)	(2,846)

Gains (losses) on disposal of fixed assets	21	(2,108)	(276)	(1,832)

Losses on impairment of fixed assets	22	(298)	435	(733)

Income before income taxes	23	1,027,400	321,014	706,386

Income taxes - current	24	(264,819)	(87,913)	(176,906)

Income taxes - deferred	25	(32,753)	(31,916)	(837)

Profit	26	729,827	201,185	528,642

Profit attributable to non-controlling interests	27	(4,655)	(2,479)	(2,176)

Profit attributable to owners of parent	28	725,172	198,707	526,465

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

    + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Sep. 30, 2024		Mar. 31, 2024
			Change
Consolidated subsidiaries	29	174	(1)	175
Equity method affiliates	30	291	(26)	317

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		Six months ended Sep. 30, 2024		Six months ended Sep. 30, 2023
			Change
Gross banking profit	1	1,161,825	266,395	895,430
Gross domestic profit	2	500,346	92,472	407,874
Net interest income	3	409,139	111,319	297,820
Trust fees	4	1,552	184	1,368
Net fees and commissions	5	113,675	1,813	111,862
Net trading income	6	949	(350)	1,299
Net other operating income	7	(24,970)	(20,494)	(4,476)

Gains (losses) on bonds	8	(26,408)	(23,210)	(3,198)
Gross international profit	9	661,479	173,924	487,555
Net interest income	10	454,316	224,388	229,928
Net fees and commissions	11	142,410	22,699	119,711
Net trading income	12	182,559	365,589	(183,030)
Net other operating income	13	(117,807)	(438,753)	320,946

Gains (losses) on bonds	14	33,206	30,212	2,994
Expenses (excluding non-recurring losses)	15	(519,847)	(38,278)	(481,569)

Overhead ratio	16	44.7%	(9.1%)	53.8%
Personnel expenses	17	(224,877)	(19,465)	(205,412)
Non-personnel expenses	18	(260,809)	(13,803)	(247,006)
Taxes	19	(34,160)	(5,010)	(29,150)

Banking profit (before provision for general reserve for possible loan losses)	20	641,978	228,118	413,860

Gains (losses) on bonds	21	6,797	7,001	(204)
Core banking profit (20-21)	22	635,180	221,116	414,064

excluding gains (losses) on cancellation of investment trusts	23	577,297	167,923	409,374

Provision for general reserve for possible loan losses	24	-	-	-
Banking profit	25	641,978	228,118	413,860
Non-recurring gains (losses)	26	322,690	285,513	37,177
Credit costs	27	(4,232)	16,619	(20,851)
Gains on reversal of reserve for possible loan losses	28	23,573	12,974	10,599
Recoveries of written-off claims	29	264	225	39
Gains (losses) on stocks	30	276,121	235,485	40,636
Other non-recurring gains (losses)	31	26,963	20,212	6,751

Ordinary profit	32	964,668	513,631	451,037

Extraordinary gains (losses)	33	(2,112)	(482)	(1,630)
Gains (losses) on disposal of fixed assets	34	(1,892)	(894)	(998)
Losses on impairment of fixed assets	35	(219)	412	(631)
Income before income taxes	36	962,556	513,149	449,407
Income taxes - current	37	(205,121)	(77,537)	(127,584)
Income taxes - deferred	38	(29,309)	(53,216)	23,907

Net income	39	728,125	382,395	345,730

Total credit cost (24+27+28+29)	40	19,605	29,816	(10,211)
Provision for general reserve for possible loan losses	41	41,737	12,924	28,813
Write-off of loans	42	(108)	19,869	(19,977)
Provision for specific reserve for possible loan losses	43	(11,321)	5,912	(17,233)
Losses on sales of delinquent loans	44	(4,124)	(3,251)	(873)
Provision for loan loss reserve for specific overseas countries	45	(6,843)	(5,864)	(979)
Recoveries of written-off claims	46	264	225	39

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2024
	Three months ended Jun. 30, 2024	Three months ended Sep. 30, 2024		Change	Six months ended Sep. 30, 2023
Yield on interest earning assets (A)			0.98	0.28	0.70
Interest earned on loans and bills discounted (C)	0.92	0.97	0.94	0.12	0.82
Interest earned on securities			1.58	0.75	0.83
Total cost of funding (including expenses) (B)			0.49	0.07	0.42
Cost of interest bearing liabilities			0.06	0.04	0.02
Interest paid on deposits, etc. (D)	0.01	0.05	0.03	0.03	0.00
Interest paid on other liabilities			0.28	0.11	0.17
Expense ratio			0.42	0.02	0.40
Overall interest spread (A) - (B)			0.49	0.22	0.27
Interest spread (C) - (D)	0.91	0.92	0.91	0.09	0.82

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.94	0.99	0.97	0.13	0.84
Interest spread (E) - (D)	0.93	0.94	0.94	0.10	0.84

3. Gains (losses) on securities

SMBC non-consolidated					(Millions of yen)
			Six months ended Sep. 30, 2024		Six months ended Sep. 30, 2023
				Change
Gains (losses) on bonds			6,797	7,001	(204)
Gains on sales			35,358	24,957	10,401
Losses on sales			(25,987)	(19,437)	(6,550)
Gains on redemption			0	0	0
Losses on redemption			(2,573)	1,482	(4,055)
Losses on devaluation			-	-	-

Gains (losses) on stocks			276,121	235,485	40,636
Gains on sales			290,904	204,022	86,882
Losses on sales			(212)	2,536	(2,748)
Losses on devaluation			(14,570)	28,926	(43,496)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Sep. 30, 2024					Mar. 31, 2024
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	1	259,403	(2,437)	(1,032)	4	2,442	234,095	(1,405)

Other securities	2	37,824,062	3,029,509	(363,586)	3,663,572	634,063	36,132,798	3,393,095

Stocks	3	3,398,155	2,210,252	(626,765)	2,218,561	8,308	4,119,760	2,837,017

Bonds	4	12,250,275	(93,454)	6,687	7,861	101,316	10,760,383	(100,141)

Japanese government bonds	5	9,302,656	(44,197)	10,627	238	44,436	7,547,376	(54,824)

Others	6	22,175,631	912,712	256,494	1,437,150	524,438	21,252,655	656,218

Foreign bonds	7	17,607,564	(402,369)	288,210	103,041	505,410	16,836,216	(690,579)

Other money held in trust	8	517	-	-	-	-	315	-

Total	9	38,083,983	3,027,071	(364,618)	3,663,577	636,505	36,367,210	3,391,689

Stocks	10	3,398,155	2,210,252	(626,765)	2,218,561	8,308	4,119,760	2,837,017

Bonds	11	12,509,678	(95,892)	5,655	7,865	103,758	10,994,479	(101,547)

Others	12	22,176,149	912,712	256,494	1,437,150	524,438	21,252,970	656,218

SMBC non-consolidated								(Millions of yen)
		Sep. 30, 2024					Mar. 31, 2024
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	13	22,300	(572)	(94)	-	572	22,300	(478)

Stocks of subsidiaries and affiliates	14	4,949,781	(85,292)	(3,584)	1,585	86,878	4,945,212	(81,708)

Other securities	15	32,036,613	2,226,699	(301,042)	2,842,333	615,633	30,599,803	2,527,741

Stocks	16	3,062,642	2,087,449	(571,558)	2,095,440	7,990	3,709,291	2,659,007

Bonds	17	12,436,701	(91,272)	6,977	7,877	99,149	10,943,768	(98,249)

Japanese government bonds	18	9,302,656	(44,197)	10,627	238	44,436	7,547,376	(54,824)

Others	19	16,537,269	230,522	263,537	739,015	508,493	15,946,743	(33,015)

Foreign bonds	20	13,085,178	(420,753)	241,469	69,016	489,770	12,426,880	(662,222)

Total	21	37,008,695	2,140,835	(304,720)	2,843,918	703,083	35,567,315	2,445,555

Stocks	22	3,356,996	2,089,035	(572,599)	2,097,026	7,990	4,004,093	2,661,634

Bonds	23	12,459,001	(91,844)	6,884	7,877	99,721	10,966,068	(98,728)

Others	24	21,192,696	143,644	260,994	739,015	595,371	20,597,152	(117,350)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Net unrealized gains (losses) are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Sep. 30, 2024					Mar. 31, 2024

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	8,678.7	2,286.2	914.1	580.0	12,459.0	6,501.1	2,577.7	1,167.7	719.6	10,966.1
Japanese government bonds	7,919.3	1,071.3	112.8	199.3	9,302.7	5,793.3	1,322.7	119.5	311.8	7,547.4
Japanese local government bonds	119.8	252.2	541.2	4.4	917.7	71.4	264.7	700.8	9.8	1,046.7
Japanese short-term bonds	299.9	-	-	-	299.9	319.9	-	-	-	319.9
Japanese corporate bonds	339.7	962.7	260.2	376.2	1,938.8	316.5	990.2	347.3	398.0	2,052.1

Others	3,304.2	4,292.1	1,941.0	4,347.4	13,884.7	3,213.2	4,248.1	1,570.5	4,044.6	13,076.4

Total	11,982.8	6,578.3	2,855.2	4,927.4	26,343.7	9,714.3	6,825.8	2,738.2	4,764.2	24,042.5

 6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Sep. 30, 2024				Mar. 31, 2024

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	6,707.3	24,809.0	7,087.1	38,603.3	4,285.0	24,030.3	5,612.4	33,927.7
Receivable floating rate / payable fixed rate	1,036.6	6,916.4	12,191.3	20,144.3	1,223.6	7,761.0	10,739.1	19,723.7

Total	7,743.8	31,725.5	19,278.3	58,747.6	5,508.7	31,791.3	16,351.5	53,651.4

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

				(Millions of yen)
		At the beginning of FY3/2025		At the beginning of FY3/2024
			Change
Fair value of plan assets	(A)	1,821,219	156,946	1,664,273
Projected benefit obligation	(B)	944,690	(50,378)	995,068
Net surplus (deficit)	(A-B)	876,528	207,323	669,205
Net defined benefit asset		913,791	209,137	704,654
Net defined benefit liability		37,263	1,814	35,449

Measurements of defined benefit plans (before tax effect deduction)		(409,772)	(217,588)	(192,184)
	Unrecognized prior service cost (deductible from the obligation)	(11,798)	2,390	(14,188)
	Unrecognized net actuarial gain (loss)	(397,974)	(219,978)	(177,996)
(2) Retirement benefit expenses
				(Millions of yen)
		Six months ended Sep. 30, 2024		Six months ended Sep. 30, 2023
			Change
Retirement benefit expenses		(13,483)	(8,463)	(5,020)
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		At the beginning of FY3/2025		At the beginning of FY3/2024
			Change
Projected benefit obligation	(A)	793,191	(57,780)	850,971
<Discount rate>		<1.26%>	<0.36%>	<0.90%>
Fair value of plan assets	(B)	1,689,470	145,111	1,544,359
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	479,688	(16,640)	496,328
Unrecognized prior service cost (deductible from the obligation)	(E)	(13,698)	2,651	(16,349)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(402,892)	(222,182)	(180,710)
(2) Retirement benefit expenses
				(Millions of yen)
		Six months ended Sep. 30, 2024		Six months ended Sep. 30, 2023
			Change
Retirement benefit expenses		(24,761)	(8,718)	(16,043)
Service cost		8,375	(911)	9,286
Interest cost on projected benefit obligation		4,997	1,168	3,829
Expected returns on plan assets		(22,852)	(3,227)	(19,625)
Amortization of unrecognized prior service cost		(1,325)	-	(1,325)
Amortization of unrecognized net actuarial gain (loss)		(18,869)	(5,951)	(12,918)
Others		4,913	203	4,710

Sumitomo Mitsui Financial Group

 8. Classification based on self-assessment and the Banking Act and the Reconstruction Act, and write-offs / reserves

SMBC non-consolidated, as of Sep. 30, 2024

(Billions of yen)

Category of borrowers under self-assessment	NPLs based on the Banking Act and the Reconstruction Act	Classification under self-assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio
Bankrupt borrowers / Effectively bankrupt borrowers	Bankrupt and quasi-bankrupt loans 61.3 (i) (Change from Mar. 31, 2024: (69.8))	Portion of claims secured by collateral or guarantees, etc. 57.6 (a)		Fully reserved 3.7	Direct write-offs (*1)	Specific reserve: 6.8 (*2)	100% (*3)
Potentially bankrupt borrowers	Doubtful loans 339.3 (ii) (Change from Mar. 31, 2024: (38.6))	Portion of claims secured by collateral or guarantees, etc. 206.7 (b)		Necessary amount reserved 132.6		Specific reserve: 102.0 (*2)	76.89% (*3)
Borrowers requiring caution	Substandard loans 119.1 (Change from Mar. 31, 2024:(1.8)); Past due loans (3 months or more) 21.1 (iii) (Change from Mar. 31, 2024:(0.6)); Restructured loans 98.0 (iv) (Change from Mar. 31, 2024:(1.2)) (Claims to Substandard borrowers)	Portion of Substandard loans secured by collateral or guarantees, etc. 47.9 (c)				General reserve for Substandard loans 28.2 (*5)	39.58% (*3); 11.65% (*3)
Borrowers requiring caution	Normal assets 116,731.4	Claims to Borrowers requiring caution, excluding claims to Substandard borrowers				General reserve: 370.4 (*5)	5.49% [9.69%] (*4)
Normal borrowers		Claims to Normal borrowers					0.10% (*4)

Loan loss reserve for specific overseas countries	23.3

Total	117,251.1 (v)
A=(i)+(ii)+(iii)+(iv)	519.8 (vi) (Change from Mar. 31, 2024: (110.2))
B: Portion secured by collateral or guarantees, etc. (a)+(b)+(c)	312.2
C: Unsecured portion (A - B)	207.5

Total reserve for possible loan losses	502.4
D: Specific reserve + General reserve for Substandard loans	137.0
Reserve ratio (*6) (D/C)	66.01%
Coverage ratio ((B+D)/A)	86.43%

Non-performing loan ratio

0.44%

((vi)/(v))

(Change from Mar. 31, 2024: (0.08)%)

*1	Includes direct reduction of 203.4 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Banking Act and the Reconstruction Act.

(Bankrupt/Effectively bankrupt borrowers: 3.0 billion yen, Potentially bankrupt borrowers: 6.0 billion yen)

*3	Reserve ratios for claims on “Bankrupt borrowers”, “Effectively bankrupt borrowers”, “Potentially bankrupt borrowers”, “Substandard borrowers” and “Borrowers requiring caution (including Substandard borrowers)” are the proportion of the reserve for possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4

Reserve ratios for claims on “Normal borrowers” and “Borrowers requiring caution (excluding claims to Substandard borrowers)” are the proportion of the reserve for possible loan losses to the respective claims of each category.

The reserve ratio for unsecured claims on “Borrowers requiring caution (excluding claims to Substandard borrowers)” is shown in [ ].

*5	Includes Specific reserve for “Borrowers requiring caution” totaling 0.0 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Reserve for possible loan losses and reserve ratio

Consolidated					(Millions of yen, %)
	Sep. 30, 2024			Mar. 31, 2024

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	796,404	88.83	(21,174)	817,578	79.91
General reserve	575,126		(20,855)	595,981
Specific reserve	195,772		(6,709)	202,481
Loan loss reserve for specific overseas countries	25,505		6,390	19,115

Amount of direct reduction	257,369		6,528	250,841

SMBC non-consolidated					(Millions of yen, %)
	Sep. 30, 2024			Mar. 31, 2024

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	502,403	96.66	(20,982)	523,385	83.08
General reserve	370,346		(26,460)	396,806
Specific reserve	108,796		(1,365)	110,161
Loan loss reserve for specific overseas countries	23,261		6,844	16,417

Amount of direct reduction	203,429		(5,483)	208,912

Note: Reserve ratio (Reserve for possible loan losses / NPLs based on the Banking Act and the Reconstruction Act (Excluding Normal Assets)) is after direct reduction.

Sumitomo Mitsui Financial Group

 10. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act, and coverage

Consolidated			(Millions of yen, %)
	Sep. 30, 2024		Mar. 31, 2024
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt loans	83,884	(76,302)	160,186
Doubtful loans	509,609	(53,017)	562,626
Substandard loans	303,029	2,707	300,322
Past due loans (3 months or more)	53,868	(4,497)	58,365
Restructured loans	249,161	7,204	241,957
Total (A)	896,522	(126,613)	1,023,135

Normal assets	122,729,691	(2,301,939)	125,031,630
Grand total (B)	123,626,214	(2,428,551)	126,054,765
NPL ratio (A/B)	0.73	(0.08)	0.81

			(Millions of yen)
	Sep. 30, 2024		Mar. 31, 2024
	(a)	(a) - (b)	(b)
Total coverage (C)	565,187	(131,621)	696,808
Reserve for possible loan losses (D)	205,654	(15,319)	220,973
Amount recoverable by guarantees, collateral and others (E)	359,532	(116,303)	475,835

			(%)
Coverage ratio (C) / (A)	63.04	(5.07)	68.11
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	128.94	2.52	126.42

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	38.30	(2.08)	40.38
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	148.31	(1.07)	149.38

SMBC non-consolidated			(Millions of yen, %)
	Sep. 30, 2024		Mar. 31, 2024
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt loans	61,342	(69,837)	131,179
Doubtful loans	339,312	(38,554)	377,866
Substandard loans	119,134	(1,812)	120,946
Past due loans (3 months or more)	21,090	(595)	21,685
Restructured loans	98,043	(1,217)	99,260
Total (A)	519,789	(110,203)	629,992

Normal assets	116,731,354	(2,963,537)	119,694,891
Grand total (B)	117,251,144	(3,073,739)	120,324,883
NPL ratio (A/B)	0.44	(0.08)	0.52

			(Millions of yen)
	Sep. 30, 2024		Mar. 31, 2024
	(a)	(a) - (b)	(b)
Total coverage (C)	449,250	(114,750)	564,000
Reserve for possible loan losses (D)	137,003	(459)	137,462
Amount recoverable by guarantees, collateral and others (E)	312,247	(114,291)	426,538

			(%)
Coverage ratio (C) / (A)	86.43	(3.10)	89.53
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	156.73	5.95	150.78

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	66.01	(1.55)	67.56
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	242.07	(15.18)	257.25

Note: Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

Sumitomo Mitsui Financial Group

 11. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Sep. 30, 2024 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2024	Amount of off-balancing	Mar. 31, 2024 (b)

Bankrupt and quasi-bankrupt loans	61.3	(69.9)	4.8	(74.6)	131.2

Doubtful loans	339.3	(38.6)	73.5	(112.0)	377.9

Total	400.7	(108.3)	78.3	(186.7)	509.0

Result of measures connected to off-balancing (*1)	46.7				116.6

Breakdown of off-balancing by factor (*2)	Disposition by borrowers’ liquidation			(0.3)
	Reconstructive disposition			(0.2)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(3.9)
	Direct write-offs			6.8
	Others			(189.2)
		Collection / repayment, etc.		(162.1)
		Improvement in debtors’ performance		(27.0)

	Total			(186.7)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

*2	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

 12. Loan portfolio, classified by industry

 SMBC non-consolidated

(1) Loans and bills discounted, classified by industry

(Millions of yen, %)

	Sep. 30, 2024			Mar. 31, 2024
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	63,688,136	100.0	(806,784)	64,494,920	100.0
Manufacturing	9,729,991	15.3	52,591	9,677,400	15.0
Agriculture, forestry, fisheries and mining	212,641	0.3	(19,973)	232,614	0.4
Construction	1,011,611	1.6	49,234	962,377	1.5
Transportation, communications and public enterprises	5,770,412	9.1	(92,569)	5,862,981	9.1
Wholesale and retail	4,979,203	7.8	(146,779)	5,125,982	8.0
Finance and insurance	7,586,944	11.9	(403,896)	7,990,840	12.4
Real estate	11,551,697	18.1	437,507	11,114,190	17.2
Goods rental and leasing	2,463,042	3.9	(3,936)	2,466,978	3.8
Various services	5,026,233	7.9	(277,010)	5,303,243	8.2
Municipalities	430,345	0.7	(172,317)	602,662	0.9
Others	14,926,012	23.4	(229,636)	15,155,648	23.5
Overseas offices and Japan offshore banking accounts	35,749,840	100.0	(879,952)	36,629,792	100.0
Public sector	497,683	1.4	(39,408)	537,091	1.5
Financial institutions	3,244,515	9.1	179,969	3,064,546	8.4
Commerce and industry	30,253,812	84.6	(812,433)	31,066,245	84.8
Others	1,753,829	4.9	(208,079)	1,961,908	5.3
Total	99,437,977	-	(1,686,735)	101,124,712	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2024			Mar. 31, 2024
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	301,091	65.9	(116,331)	417,422
Manufacturing	86,132	66.4	(10,280)	96,412
Agriculture, forestry, fisheries and mining	558	97.1	(399)	957
Construction	7,569	55.1	813	6,756
Transportation, communications and public enterprises	16,563	58.6	(3,101)	19,664
Wholesale and retail	62,600	65.9	(7,327)	69,927
Finance and insurance	178	63.2	(5,048)	5,226
Real estate	21,848	61.4	(9,157)	31,005
Goods rental and leasing	280	54.1	22	258
Various services	76,553	52.2	(79,866)	156,419
Municipalities	-	-	-	-
Others	28,804	100.0	(1,989)	30,793
Overseas offices and Japan offshore banking accounts	218,698	66.1	6,129	212,569
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	214,284	68.0	6,248	208,036
Others	4,413	27.2	(120)	4,533
Total	519,789	66.0	(110,203)	629,992

Note:	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Sep. 30, 2024		Mar. 31, 2024

	(a)	(a) - (b)	(b)

Consumer loans	12,037,056	61,363	11,975,693
Housing loans	11,262,270	48,276	11,213,994

Self-residential purpose	9,431,701	93,912	9,337,789

Other consumer loans	774,785	13,087	761,698
(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Sep. 30, 2024		Mar. 31, 2024
	(a)	(a) - (b)	(b)
Outstanding balance	37,499,101	(581,191)	38,080,292
Ratio to total loans	58.9	(0.1)	59.0

Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Sep. 30, 2024			Mar. 31, 2024
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	7,840,306	22.7	(524,378)	8,364,684	23.6
Indonesia	205,940	0.6	(52,665)	258,605	0.7
Thailand	1,171,367	3.4	55,241	1,116,126	3.1
Korea	400,998	1.2	(66,736)	467,734	1.3
Hong Kong	1,217,658	3.5	(200,178)	1,417,836	4.0
China	89,133	0.3	(20,653)	109,786	0.3
Taiwan	598,306	1.7	63,495	534,811	1.5
Singapore	2,144,218	6.2	(254,023)	2,398,241	6.8
India	1,202,422	3.5	81,404	1,121,018	3.2
Others	810,264	2.3	(130,263)	940,527	2.7
Oceania	2,911,691	8.4	168,144	2,743,547	7.7
Australia	2,808,432	8.1	152,355	2,656,077	7.5
Others	103,259	0.3	15,789	87,470	0.2
North America	13,791,595	40.0	(53,561)	13,845,156	39.1
United States	10,781,583	31.3	(230,256)	11,011,839	31.1
Others	3,010,012	8.7	176,695	2,833,317	8.0
Central and South America	2,184,487	6.3	(198,805)	2,383,292	6.7
Brazil	407,649	1.2	(6,761)	414,410	1.1
Panama	402,895	1.1	(15,904)	418,799	1.2
Others	1,373,943	4.0	(176,140)	1,550,083	4.4
Western Europe	4,642,685	13.5	(380,911)	5,023,596	14.2
United Kingdom	1,225,717	3.6	(25,294)	1,251,011	3.6
Ireland	457,755	1.3	(47,840)	505,595	1.4
Netherlands	618,607	1.8	(166,207)	784,814	2.2
Others	2,340,606	6.8	(141,570)	2,482,176	7.0
Eastern Europe	225,046	0.7	(12,499)	237,545	0.7
Russia	165,005	0.5	(14,336)	179,341	0.5
Others	60,041	0.2	1,837	58,204	0.2
Others	2,898,292	8.4	80,774	2,817,518	8.0

Total	34,494,102	100.0	(921,236)	35,415,338	100.0

Note:  Classified by domicile of debtors.

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2024			Mar. 31, 2024
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas offices and Japan offshore banking accounts	218,698	66.1	6,129	212,569
Asia	95,227	69.3	(14,649)	109,876
Oceania	-	-	(234)	234
North America	34,066	52.2	(10,303)	44,369
Central and South America	19,970	100.0	(4,729)	24,699
Western Europe	43,882	71.1	36,907	6,975
Eastern Europe	18,166	33.4	(422)	18,588
Others	7,385	44.9	(440)	7,825

Notes:	1.	Reserve ratio

= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	2.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

14. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	Six months ended		Six months ended
	Sep. 30, 2024 (a)	(a) - (b)	Sep. 30, 2023 (b)

Deposits	155,369,312	2,736,663	152,632,649

Domestic units	123,352,930	3,623,196	119,729,734

Loans	101,465,003	5,927,249	95,537,754

Domestic units	60,100,183	3,276,605	56,823,578
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Sep. 30, 2024		Mar. 31, 2024
	(a)	(a) - (b)	(b)

Deposits	152,477,918	(1,016,519)	153,494,437
Domestic deposits (excluding Japan offshore banking accounts)	127,630,618	(37,513)	127,668,131

Individuals	60,428,935	621,339	59,807,596

Corporates	67,201,683	(658,852)	67,860,535

Loans	99,437,977	(1,686,735)	101,124,712
Domestic offices (excluding Japan offshore banking accounts)	63,688,136	(806,784)	64,494,920

Overseas offices and Japan offshore banking accounts	35,749,840	(879,952)	36,629,792
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Sep. 30, 2024		Mar. 31, 2024
	(a)	(a) - (b)	(b)

Balance of investment trusts	4,545.5	93.0	4,452.5

Balance to individuals	3,633.4	69.1	3,564.3
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	Six months ended		Six months ended
	Sep. 30, 2024 (a)	(a) - (b)	Sep. 30, 2023 (b)
Sales of investment trusts to individuals	386.4	25.8	360.6

Sales of pension-type insurance to individuals	35.0	(18.7)	53.7

Sumitomo Mitsui Financial Group

15. Deferred tax assets and liabilities

					(Billions of yen)

SMBC non-consolidated			Sep. 30, 2024	Change from Mar. 31, 2024	Mar. 31, 2024
(a) Total deferred tax assets	(b-c)	1	385.0	2.1	382.9
(b) Subtotal of deferred tax assets		2	493.9	7.1	486.8
Reserve for possible loan losses and write-off of loans		3	217.7	(8.1)	225.8
Taxable write-off of securities		4	87.8	(1.6)	89.4
Others		5	188.4	16.8	171.6
(c) Valuation allowance		6	108.9	5.0	103.9
(d) Total deferred tax liabilities		7	728.6	(84.1)	812.7
Net unrealized gains on other securities		8	628.3	(91.5)	719.8
Others		9	100.3	7.4	92.9

Net deferred tax assets	(a-d)	10	(343.6)	86.2	(429.8)
Amount corresponding to net deferred gains (losses) on hedges included in line 5 and net unrealized gains (losses) on other securities included in line 8		11	(567.1)	117.2	(684.3)
Others		12	223.5	(31.0)	254.5

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

				(Billions of yen)

	FY3/2022	FY3/2023	FY3/2024	1H, FY3/2025
Income of final tax return before deducting operating loss carryforwards	655.5	621.2	1,104.6	699.4
Note: The figure for 1H, FY3/2025 was estimated in interim closing.

Sumitomo Mitsui Financial Group

 16. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated			(Billions of yen, %)
	Sep. 30, 2024 [Preliminary]		Mar. 31, 2024
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	15.99	0.70	15.29

(2) Tier 1 capital ratio (5) / (7)	14.83	0.50	14.33

(3) Common equity Tier 1 capital ratio (6) / (7)	13.18	0.27	12.91

(4) Total capital	14,477.2	279.4	14,197.9

(5) Tier 1 capital	13,420.9	109.4	13,311.6

(6) Common equity Tier 1 capital	11,930.3	(62.3)	11,992.6

(7) Risk weighted assets	90,490.9	(2,357.7)	92,848.6

(8) Required capital (7) X 8%	7,239.3	(188.6)	7,427.9

(9) Leverage Ratio	5.46	0.19	5.27

SMBC consolidated

(1) Total capital ratio	17.08	0.97	16.11

(2) Tier 1 capital ratio	15.54	0.74	14.80

(3) Common equity Tier 1 capital ratio	12.85	0.43	12.42

(4) Leverage Ratio	5.36	0.17	5.19

SMBC non-consolidated

(1) Total capital ratio	15.69	1.42	14.27

(2) Tier 1 capital ratio	13.90	1.04	12.86

(3) Common equity Tier 1 capital ratio	10.97	0.62	10.35

(4) Leverage Ratio	4.76	0.13	4.63

17. ROE
Consolidated			(%)
	Six months ended Sep. 30, 2024		Six months ended Sep. 30, 2023
	(a)	(a) - (b)	(b)

ROE (Tokyo Stock Exchange ‘s standard)	9.8	1.8	8.0

ROE (denominator: Total stockholders’ equity)	13.3	3.3	10.0

 Note:

ROE (denominator: Total stockholders’ equity)	=	(Profit attributable to owners of parent) x (Number of days in a year (365 days)) / (Number of days in the period (183 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

 18. Earnings targets and dividends forecast for FY3/2025

 (1) Earnings targets

Consolidated		(Billions of yen)
	FY3/2025	FY3/2024 Result
Consolidated net business profit	1,620.0	1,560.2
Total credit cost	(260.0)	(274.0)
Ordinary profit	1,710.0	1,466.1
Profit attributable to owners of parent	1,160.0	962.9

SMBC non-consolidated		(Billions of yen)
	FY3/2025	FY3/2024 Result
Banking profit (before provision for general reserve for possible loan losses)	1,020.0	901.3
Total credit cost	(45.0)	(96.3)
Ordinary profit	1,420.0	1,040.5
Net income	1,040.0	762.6

(2) Dividends forecast
			(Yen)
	FY3/2025		FY3/2024

	Interim	Annual	Result
Dividend per share for common stock	60	120	90
Note: On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024.

     The amount of dividend per share for common stock for the fiscal year ended March 31, 2024, as well as the amounts of interim and annual dividend per share for common stock for the fiscal year ending March 31, 2025 take into account the stock split.

Reference:			(Billions of yen)
	FY3/2025		FY3/2024

	Interim	Annual	Result
Total dividend	234.9	466.9	357.5

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

 SMBC non-consolidated

			(Millions of yen)
	Sep. 30, 2024		Mar. 31, 2024
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	67,204,506	(5,456,698)	72,661,204

Call loans	3,129,773	(1,175,730)	4,305,503

Receivables under resale agreements	6,975,419	5,194,065	1,781,354

Receivables under securities borrowing transactions	1,328,873	(1,209,921)	2,538,794

Monetary claims bought	2,201,711	(168,389)	2,370,100

Trading assets	2,788,769	86,584	2,702,185

Securities	36,230,788	1,564,183	34,666,605

Loans and bills discounted	99,437,977	(1,686,735)	101,124,712

Foreign exchanges	2,240,302	298,448	1,941,854

Other assets	7,027,822	(1,851,428)	8,879,250

Tangible fixed assets	741,287	(5,319)	746,606

Intangible fixed assets	364,917	22,943	341,974

Prepaid pension cost	521,157	41,469	479,688

Customers’ liabilities for acceptances and guarantees	14,146,007	(1,566,353)	15,712,360

Reserve for possible loan losses	(502,403)	20,982	(523,385)

Reserve for possible losses on investments	(11,064)	(4,434)	(6,630)

Total assets	243,825,845	(5,896,334)	249,722,179

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Sep. 30, 2024		Mar. 31, 2024
	(a)	(a) - (b)	(b)

Liabilities

Deposits	152,477,918	(1,016,519)	153,494,437

Negotiable certificates of deposit	13,611,494	(1,215,283)	14,826,777

Call money	833,848	(194,287)	1,028,135

Payables under repurchase agreements	13,476,614	1,119,036	12,357,578

Payables under securities lending transactions	572,674	(96,751)	669,425

Commercial paper	1,090,515	(459,000)	1,549,515

Trading liabilities	1,869,748	46,509	1,823,239

Borrowed money	24,423,483	(695,778)	25,119,261

Foreign exchanges	2,260,320	(647,372)	2,907,692

Bonds	378,631	(93,530)	472,161

Due to trust account	1,505,674	(304,562)	1,810,236

Other liabilities	8,498,261	(928,855)	9,427,116

Reserve for employee bonuses	11,731	(2,612)	14,343

Reserve for executive bonuses	-	(1,344)	1,344

Reserve for point service program	1,860	279	1,581

Reserve for reimbursement of deposits	6,191	(2,092)	8,283

Deferred tax liabilities	343,595	(86,165)	429,760

Deferred tax liabilities for land revaluation	27,025	(291)	27,316

Acceptances and guarantees	14,146,007	(1,566,353)	15,712,360

Total liabilities	235,535,596	(6,144,972)	241,680,568

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	1,774,554	-	1,774,554

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	3,510	-	3,510

Retained earnings	3,903,251	406,551	3,496,700

Other retained earnings	3,903,251	406,551	3,496,700

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	3,681,749	406,551	3,275,199

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	7,238,799	406,551	6,832,248

Net unrealized gains (losses) on other securities	1,593,376	(209,934)	1,803,310

Net deferred gains (losses) on hedges	(566,101)	52,591	(618,692)

Land revaluation excess	24,175	(569)	24,744

Total valuation and translation adjustments	1,051,450	(157,912)	1,209,362

Total net assets	8,290,249	248,638	8,041,611

Total liabilities and net assets	243,825,845	(5,896,334)	249,722,179

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	Six months ended Sep. 30, 2024 (a)		Six months ended Sep. 30, 2023
		(a) - (b)	(b)
Ordinary income	3,752,081	671,276	3,080,805

Interest income	2,826,923	538,504	2,288,419

Interest on loans and discounts	1,529,575	181,658	1,347,917

Interest and dividends on securities	549,777	285,627	264,150

Trust fees	1,590	168	1,422

Fees and commissions	363,250	23,502	339,748

Trading income	184,172	180,432	3,740

Other operating income	41,024	(302,510)	343,534

Other income	335,120	231,180	103,940
Ordinary expenses	2,787,413	157,646	2,629,767

Interest expenses	1,963,468	202,798	1,760,670

Interest on deposits	665,307	1,688	663,619

Fees and commissions payments	107,202	(1,025)	108,227

Trading losses	663	(184,808)	185,471

Other operating expenses	183,801	156,736	27,065

General and administrative expenses	503,781	32,041	471,740

Other expenses	28,495	(48,097)	76,592

Ordinary profit	964,668	513,631	451,037

Extraordinary gains	1,481	1,437	44

Extraordinary losses	3,593	1,919	1,674

Income before income taxes	962,556	513,149	449,407

Income taxes - current	205,121	77,537	127,584

Income taxes - deferred	29,309	53,216	(23,907)

Total income taxes	234,430	130,753	103,677

Net income	728,125	382,395	345,730

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2024								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	3,510	1,656	219,845	3,275,199	(210,003)	6,832,248

Changes in the period

Cash dividends						(322,145)		(322,145)

Net income						728,125		728,125

Reversal of land revaluation excess						569		569
Net changes in items other than stockholders’ equity in the period

Net changes in the period						406,550		406,550
Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845	3,681,749	(210,003)	7,238,799

				(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,803,310	(618,692)	24,744	1,209,362	8,041,611

Changes in the period

Cash dividends					(322,145)

Net income					728,125

Reversal of land revaluation excess					569
Net changes in items other than stockholders’ equity in the period	(209,934)	52,591	(569)	(157,912)	(157,912)

Net changes in the period	(209,934)	52,591	(569)	(157,912)	248,637
Balance at the end of the period	1,593,376	(566,101)	24,175	1,051,450	8,290,249

Note: Amounts less than 1 million yen are rounded down.